Mail Stop 6010


	October 27, 2006


Valentin P. Gapontsev, Ph.D.
Chief Executive Officer and Chairman of the Board
IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts  01540

      Re:	IPG Photonics Corporation
      Amendment No. 2 to Registration Statement on Form S-1
      Filed on October 18, 2006
		File No. 333-136521

Dear Dr. Gapontsev:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We are subject to various environmental laws, page 16

1. Please reconcile your disclosure that compliance with current laws could cause you to incur significant expenses with your response to prior comment 3 that you are not aware of material non-compliance with current laws.

Series B Preferred Stockholders, page 85

2. We note your response to prior comment 16 of our letter dated October 10, 2006 letter and comment 54 of our letter dated September
7, 2006. With a view toward clarified disclosure of the effect of the December 2005 amendment, please tell us what the series B preferred stockholders would have received in a qualified public offering of $25.00 per share both before and after the amendment.

Series D Preferred Stockholder, page 87

3. We note from your response to prior comment 17 that the conversion rate under the Series D preferred stock was changed upon the repayment of the convertible note, resulting in a change to the number of common shares issuable upon conversion of the Series D preferred stock. Please clarify where you have provided the updated disclosure you have mentioned in your response.

4. From your response to prior comment 18, it is unclear how you have
"not purchased any semiconductor diodes from JDSU" given your disclosure in that same paragraph that you are required to purchase a percentage of this "key component" from JDSU. Please clarify.

*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric Atallah at (202) 551-3663 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.

      					Sincerely,



      					Russell Mancuso
      					Branch Chief

cc (via fax): 	Robert W. Ericson, Esq.
		David A. Sakowitz, Esq.
Valentin P. Gapontsev, Ph.D.
IPG Photonics Corporation
October 27, 2006
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